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John P. Falco

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direct fax: (866) 422 - 2114

falcoj@pepperlaw.com

August 24, 2018

Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: James O’Connor, Senior Counsel

Re:	FundVantage Trust (the “Trust”)
1940 Act File No. 811-22027
1933 Act File No. 333-141120

Dear Mr. O’Connor:

This letter addresses the comments of the Securities and Exchange Commission’s staff (the “Staff”) to Post-Effective Amendment No. 193 to the Trust’s registration statement on Form N-1A, filed with the Commission on June 18, 2018 (the “Amendment”), which were provided on August 3, 2018. The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”) to reflect the new name of the Arabesque Systematic Fund (the “Systematic Fund,” and together with the Arabesque Systematic USA Fund (the “USA Fund”) the “Funds” and each, a “Fund”), a series of the Trust.

We appreciate the opportunity to address the Staff’s comments regarding the Funds. We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Trust’s response.

* * *

Division of Investment Management
U.S. Securities and Exchange Commission

August 24, 2018

1.	For each Fund, in the fund summary section revise footnote 1 to the fee table to change “three (3) years from the year in which” to “three (3) years from the date on which.”

Response: The prospectuses will be revised to reflect the Staff’s comment.

2.	With respect to each Fund, confirm whether the principal investment strategy will result in Acquired Fund Fees and Expenses (“AFFE”). If AFFE will be over one basis point, please add AFFE to the fee tables as a separate line item.

Response: The Trust does not currently anticipate that the strategy will result in AFFE in excess of one basis point.

3.	With respect to each Fund, please clarify the anticipated ranges of allocations to equity securities and cash instruments. If there are no such anticipated ranges, please disclose that there are none.

Response: The prospectuses will be revised to address the Staff’s comment.

4.	For each Fund, please clarify what is meant by the term “equity security.” If the Funds invest in convertible securities, depository receipts, and preferred stock, as well as common stock, please so state. Please confirm that only convertible securities that are in the money and immediately convertible to common stock are counted as an “equity security.”

Response: The prospectuses will be revised to reflect the Staff’s comment. Each Fund may invest in depository receipts, preferred stock and common stock.

5.	Please identify the specific derivatives in which the Fund intends to invest as part of its principal investment strategies and describe the risks of each.

Response: The Funds do not intend to invest in derivatives as a part of the principal investment strategy.

Division of Investment Management
U.S. Securities and Exchange Commission

August 24, 2018

6.	Performance Information. Please provide the performance information required by Item 4 of Form N-1A, as the fund has been in existence for more than a year, unless the Fund is relying on Item 4(b)(4).

Response: We respectfully note that the USA Fund commenced operations on May 3, 2017, and therefore does not yet have a full calendar year of performance. Accordingly, the performance information required by Item 4 of Form N-1A is not required.

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We trust that this response addresses the Staff’s comments. Please direct any questions concerning this letter to the undersigned at 215.981.4659.

Very truly yours,

/s/ John P. Falco

John P. Falco

cc:	Joel L. Weiss, President of FundVantage Trust John M. Ford, Esq.